UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                          ___________________________


                                 SCHEDULE 13D

                                (Rule 13d-101)

                               (Amendment No. 8)

                   Under the Securities Exchange Act of 1934

                            HAWAIIAN HOLDINGS, INC.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  419879-101
                                (CUSIP Number)

                            Thomas X. Fritsch, Esq.
                               885 Third Avenue
                                  34th Floor
                           New York, New York 10022
                           Tel. No.: (212) 888-5500

                                   COPY TO:
                                John K. Hughes
                       Sidley, Austin, Brown & Wood LLP
                              1501 K Street, N.W.
                            Washington, D.C. 20005
                           Tel. No.: (202) 736-8000

                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 March 1, 2004
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                        (Continued on following pages)



                                 SCHEDULE 13D

Cusip No. 419879-101

----------- --------------------------------------------------------------------------------------- -------------------------------
1
            NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (ENTITIES ONLY)

            AIP, LLC
----------- --------------------------------------------------------------------------------------- -------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) |_|
                                                                                                    (b) |X|

----------- --------------------------------------------------------------------------------------- -------------------------------
3
            SEC USE ONLY

----------- --------------------------------------------------------------------------------------- -------------------------------
4
            SOURCE OF FUNDS

            N/A

----------- --------------------------------------------------------------------------------------- -------------------------------
5                                                                                                                       |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
            2(e)

----------- --------------------------------------------------------------------------------------- -------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------------------------------------------------------------------------------------- -------------------------------
       NUMBER OF          7

         SHARES                    SOLE VOTING POWER
                                     14,159,403
                          -------- ------------------------------------------------------------------------------------------------
      BENEFICIALLY        8

        OWNED BY                   SHARED VOTING POWER

                                     None

                          -------- ------------------------------------------------------------------------------------------------
          EACH            9

       REPORTING                   SOLE DISPOSITIVE POWER
                                     14,159,403
                          -------- ------------------------------------------------------------------------------------------------
         PERSON           10

          WITH                     SHARED DISPOSITIVE POWER

                                     None

------------------------- -------- ------------------------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,159,403
----------- ----------------------------------------------------------------------------------------------------------- -----------
12                                                                                                                      |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

----------- ----------------------------------------------------------------------------------------------------------- -----------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            48.94%
----------- ----------------------------------------------------------------------------------------------------------- -----------
14
            TYPE OF REPORTING PERSON
            CO (limited liability company)
----------- ----------------------------------------------------------------------------------------------------------- -----------






Cusip No. 419879-101

----------- --------------------------------------------------------------------------------------- -------------------------------
1
            NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (ENTITIES ONLY)

            John W. Adams

----------- --------------------------------------------------------------------------------------- -------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) |_|
                                                                                                    (b) |X|
----------- --------------------------------------------------------------------------------------- -------------------------------
3
            SEC USE ONLY
----------- --------------------------------------------------------------------------------------- -------------------------------
4
            SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------------------------- -------------------------------
5                                                                                                                       |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
            2(e)
----------- --------------------------------------------------------------------------------------- -------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
----------- --------------------------------------------------------------------------------------- -------------------------------
       NUMBER OF          7

         SHARES                    SOLE VOTING POWER
                                     14,433,408
                          -------- ------------------------------------------------------------------------------------------------
      BENEFICIALLY        8

        OWNED BY                   SHARED VOTING POWER

                                     None
                          -------- ------------------------------------------------------------------------------------------------
          EACH            9

       REPORTING                   SOLE DISPOSITIVE POWER
                                     14,433,408
                          -------- ------------------------------------------------------------------------------------------------
         PERSON           10

          WITH                     SHARED DISPOSITIVE POWER

                                     None
------------------------- -------- ------------------------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,433,408
----------- ----------------------------------------------------------------------------------------------------------- -----------
12                                                                                                                      |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

----------- ----------------------------------------------------------------------------------------------------------- -----------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            49.89%
----------- ----------------------------------------------------------------------------------------------------------- -----------
14
            TYPE OF REPORTING PERSON
            IN
----------- ----------------------------------------------------------------------------------------------------------- -----------




                        AMENDMENT NO. 8 TO SCHEDULE 13D

         This is Amendment No. 8 (this "Amendment") to the Schedule 13D filed by the reporting persons listed above with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Hawaiian Holdings, Inc., a Delaware corporation (the "Company"), dated as of January 18, 1996, as amended by Amendment No. 1, dated as of January 31, 1996, as amended by Amendment No. 2, dated as of December 19, 2001, as amended by Amendment No. 3, dated as of April 22, 2002, as amended by Amendment No. 4, dated as of May 7, 2002, as amended by Amendment No. 5, dated as of May 31, 2002, as amended by Amendment No. 6, dated as of July 11, 2002, and as amended by Amendment No. 7, dated as of September 9, 2002 (the "Original Schedule 13D").

         This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Original Schedule 13D and the applicable exhibits thereto. Except as disclosed in and amended by this Amendment, all information set forth in the Original Schedule 13D is unaffected hereby.

         Item 4 of the Original Schedule 13D is hereby supplemented by the following:

Item 4.       Purpose of Transaction.

         As previously disclosed in the Company's Current Report on Form 8-K filed on March 21, 2003, the Company's Form 12b-25 filed on March 21, 2003, and the Company's Form 12b-25 filed on April 30, 2003, on March 21, 2003 Hawaiian Airlines, Inc. ("Hawaiian Airlines"), the sole operating subsidiary of the Company, filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Filing") in the United States Bankruptcy Court for the District of Hawaii (the "Bankruptcy Court") (Case No. 03-00827).

         On March 1, 2004, the Company and AIP, LLC ("AIP" and collectively with the Company, the "Plan Proponents") filed a preliminary plan of reorganization (the "Proposed HHI Plan") with the Bankruptcy Court that proposes to recapitalize and reorganize Hawaiian Airlines. A copy of the Proposed HHI Plan is filed as Exhibit 1 hereto. The Company also issued a press release on March 1, 2004 relating to the Proposed HHI Plan. The Proposed HHI Plan is subject to approval and confirmation by the Bankruptcy Court and Hawaiian Airlines' creditors. Under the Proposed HHI Plan, Hawaiian Airlines would emerge from bankruptcy by the Fall of 2004 and expand into Asia and other markets in the continental United States.

         Under the Proposed HHI Plan, an investor group would make an investment of not less than $30 million of new capital in Hawaiian Airlines in exchange for receiving 50% of the common stock of the reorganized Hawaiian Airlines. The investor group would be comprised of AIP, which is an affiliate of the Company, and/or the Company through a rights offering to be offered to all of the Company's shareholders, and other parties who as a result of negotiations with the Plan Proponents would contribute to the investor group. The Proposed HHI Plan also provides that the existing equity in Hawaiian Airlines that is owned by the Company or any affiliate, and owned indirectly by the Company's shareholders, would receive 40% of the common stock of the reorganized Hawaiian Airlines, plus such additional shares as the Company and AIP may provide from the shares of common stock issued to them by the reorganized Hawaiian Airlines.

         Also under the Proposed HHI Plan, unsecured creditors holding claims in excess of $500,000 would receive subordinated notes issued by Hawaiian Airlines in the aggregate amount of $160 million, plus 10% of the new common stock of the reorganized Hawaiian Airlines, as well as the right to receive a pro-rata share of a pre-determined percentage of the net proceeds (if any) in a proposed litigation trust. Unsecured creditors holding claims up to $500,000 would receive a cash payment of 50% of their allowed claims and their pro rata share of a pre-determined percentage of the net proceeds (if any) in the litigation trust. The Proposed HHI Plan also proposes that Hawaiian Airlines accept aircraft lease terms that Boeing Capital Corporation ("BCC") and affiliated entities ("Boeing") proposed in the reorganization plan that BCC, BCC Equipment Leasing Corporation, and Corporate Recovery Group, LLC filed with the Bankruptcy Court on February 10, 2004, as the Company disclosed in its Current Report on Form 8-K filed February 13, 2004. Boeing is one of Hawaiian Airlines' largest creditors.

         The proposed litigation trust would be administered and overseen by an independent committee and would receive any recovery resulting from the litigation that has been commenced by the bankruptcy trustee in the Chapter 11 Filing against Mr. John W. Adams, the Company, AIP and certain other affiliates of Mr. Adams. Mr. Adams is Chairman and Chief Executive Officer of the Company and the Managing Member of AIP. Such litigation was disclosed in the Company's Current Report on Form 8-K filed December 3, 2003. The litigation trust also would receive any recovery resulting from potential product warranty claims Hawaiian Airlines may have against certain Boeing entities with respect to certain aircraft leased from those entities. Under the Proposed HHI Plan, 65% of the proceeds (if any) received by the litigation trust would be distributed to creditors of Hawaiian Airlines and 35% would be distributed to the reorganized Hawaiian Airlines.

         Under the Proposed HHI Plan, the reorganized Hawaiian Airlines would continue to be led by Hawaiian Airlines' existing management team, and Mark B. Dunkerly, currently the President of Hawaiian Airlines, would become the Chief Executive Officer of the reorganized Hawaiian Airlines. The Company's proposed board of directors would be comprised of nine members and would include, among others, a chairman to be appointed by the Plan Proponents upon reasonable approval by Hawaiian Airlines' official committee of unsecured creditors (the "Creditors Committee"), the chief executive officer of Hawaiian Airlines, and representatives of Hawaiian Airlines' three major unions. The Plan Proponents, which includes AIP, would have the right to designate only one representative to the proposed board of directors. Other directors would be appointed to the board by the Creditors Committee upon reasonable approval by the Plan Proponents. Mr. Adams would not have a management position with Hawaiian Airlines or the Company. The Proposed HHI Plan also proposes that AIP or any other controlling shareholder owning more than 30% of the new common stock of the reorganized Hawaiian Airlines would enter into a shareholders agreement designed to mitigate the influence that any such controlling shareholder could have on the management of Hawaiian Airlines. The Proposed HHI Plan also contemplates negotiation of a three year contract extension with Hawaiian Airlines' unions with no wage concessions.

         The Proposed HHI Plan is a preliminary plan of reorganization and is subject to modification. The Plan Proponents anticipate filing an enhanced and more detailed plan of reorganization for Hawaiian Airlines after all those wishing to bid in the bankruptcy proceeding have been provided access to complete financial and other information related to Hawaiian Airlines that has heretofore not been made available in the bankruptcy proceeding. The Proposed HHI Plan does not include any request for a topping fee bonus for the Company or any other party for having submitted the reorganization plan. AIP expects that other reorganization plans related to Hawaiian Airlines will be submitted to the Bankruptcy Court.

Item 7.      Material to be Filed as Exhibits.

             Exhibit Number            Document Description

             -------------------       ----------------------------

                  1 Plan of Reorganization Proposed for Hawaiian Airlines, Inc., dated March 1, 2004.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  March 5, 2004

                                                AIP, LLC


                                                By: /s/ John W. Adams
                                                    -------------------------
                                                    Name:  John W. Adams
                                                    Title: Managing Member



                                             /s/ John W. Adams
                                             -------------------
                                             John W. Adams